Exhibit 99.1

[Letterhead of Oracle Investment Management, Inc.]

December 5, 2011

Board of Directors
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, CA 94588

Dear Sirs,

Oracle Investment Management, Inc. and its affiliates (collectively, “Oracle”) are longtime and significant shareholders in Thoratec Corporation (“Thoratec”).  This letter is a follow-up to our letter to you of March 8, 2011, in which we expressed our concerns with the operation and strategy of Thoratec.  While we were initially hopeful that these concerns would be addressed, we have since concluded that Thoratec is unable to maximize shareholder value as an independent company.  We believe that an auction process would be the most effective means to find a suitable acquirer and urge the Board of Directors to take action now to retain an independent investment bank to maximize shareholder value.

The Left Ventricular Assist Device (“LVAD”) market in which Thoratec operates is expected to become one of the fastest growing and largest markets in the medical device field during the next decade and beyond.  In the near term, the LVAD market is expected to grow from approximately 4,000 implants in 2010 to a projected 10,000 implants by 2015.  This growth could be even greater if additional resources are devoted to market development and next generation LVAD commercial timelines are accelerated.  Moreover, this market has the potential to be $5-10 Billion in sales based on National Institute of Health estimates of 50,000 to 100,000 patients eligible for a chronic LVAD.

The LVAD market is even more attractive because it is, in our view, a two horse race between Thoratec and HeartWare International Inc. (“HeartWare”) for the foreseeable future.  Thoratec has been the world leader in the creation of LVAD technologies and we believe remains the clear favorite to be the dominant player going forward.  Thoratec has the only approved LVAD in the United States, a multi-year head start on the Destination Therapy segment of this market, and what appears to be the broadest and most advanced pipeline in the industry.

Although Thoratec management initiated development of the LVAD market, recent market growth has been unsatisfactory and Thoratec has not meaningfully expanded its market share in many of the most promising European markets.  It is now clear that the market clout, deep capital resources, and relevant experience of a larger and more tenured medtech company is required to accelerate the penetration of this burgeoning market opportunity.

The rationale for the combination of Thoratec with a large-cap medtech company at this stage is very compelling for the following reasons:

1.           Accelerated Market Development.  We believe that a large-cap medtech company could greatly accelerate LVAD market development by leveraging a much larger sales force, marketing budget, and distribution channel.  In particular, the current bottleneck for significant LVAD market growth is the lack of awareness of this therapy by the referring cardiologist.  There are at least five large-cap medtech companies that currently target these same cardiologists through the sale of ICDs, pacemakers, stents, and other cardiovascular devices.

2.           Synergies and Efficiencies in Manufacturing.  A large-cap medtech company could manufacture Thoratec’s LVAD alongside their other cardiovascular devices.  We believe LVAD manufacturing would immediately benefit from the technical expertise at these facilities as well as substantial scale advantages.  Furthermore, many of these facilities are outside of the United States allowing a manufacturer to enjoy a favorable tax structure in addition to lower overall overhead and production costs.  Thoratec would have difficulty achieving the manufacturing synergies and efficiencies that already exist in large-cap medtech’s manufacturing facilities today.

3.           Accelerated Development of Preeminent Product Pipeline.  Thoratec is already well ahead of the competition in terms of next generation LVAD technology, however, a large-cap medtech company could accelerate the timeline to commercialization.  Thoratec has passed many of the major technical hurdles of LVAD development, and are now nearing human trials for their next generation of LVADs, including the Heartmate III, Heartmate X, and fully implantable Heartmate II.  Unlike many medical device trials, LVAD clinical trials generate significant sales for the manufacturing company.  We, therefore, believe that Thoratec’s LVAD pipeline, in the hands of a large-cap medtech company, will enable the acquirer of Thoratec to retain LVAD market dominance in the future.

4.           Strengthen Dominance and Leadership in Marketplace.  Industry reports suggest that the LVAD of HeartWare, Thoratec’s principal competitor, has a higher rate of device thrombus and stroke compared to Thoratec’s LVAD.  This places Thoratec in a favorable position compared to HeartWare with respect to the most critical serious adverse events pertaining to LVADs, creating a window of opportunity for the right partner to exploit this competitive strength of Thoratec’s LVAD.

5.           Cardiovascular Market Extension Strategy.  Large-cap medtech companies that already sell CRM devices should be especially interested in Thoratec since an LVAD is the next step in the continuum of care for a heart failure patient.  Many of the same patients who received a CRM device 10 years ago are now revisiting their cardiologist with even more severe heart failure.  In many of these cases, the only treatment option available is an LVAD.  A notable example of this continuum of care for severe heart failure patients is former Vice-President Dick Cheney who was recently implanted with Thoratec’s LVAD many years after receiving an ICD.

6.           New $1 Billion Product Opportunity/PHP.  In addition to LVADs, Thoratec is also developing the Percutaneous Heart Pump (“PHP”), a treatment for acute (rather than chronic) heart failure.  The PHP will open a new, potentially $1 Billion product opportunity for Thoratec and is expected to be on the market as soon as late 2013.  However, this opportunity requires a large cardiology sales force, which large-cap medtech companies have but Thoratec lacks.  In essence, a large-cap medtech company could potentially reinvigorate its entire cardiology sales efforts through the acquisition of Thoratec.

7.           Strong Barriers to Entry.  The high technological risk of developing an LVAD program and the onerous clinical and regulatory timelines involved make the organic creation of an LVAD program very difficult.  This greatly enhances the attractiveness of Thoratec since the most effective path to entering the LVAD market is through an acquisition.  For this reason, and the other reasons we have articulated above, large-cap medtech companies already seem interested in the LVAD market based on recent public comments.

In our opinion, a well conceived auction process would result in a minimum of five large-cap medtech companies aggressively competing to acquire Thoratec.  We trust the Board will carefully consider our recommendation and we look forward to swift action by the Board to maximize shareholder value.

Very truly yours,

/s/ Larry N. Feinberg

LARRY N. FEINBERG